EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	State of Incorporation or Organization
Amber Resources Company of Colorado	Delaware

Piper Petroleum Company	Colorado

Delta Exploration Company, Inc.	Colorado

Castle Texas Exploration Limited Partnership	Texas

Big Dog Drilling Co., LLC	Nevada

Shark Trucking Co., LLC	Nevada